Exhibit 4.24

MODIFICATION TO

COMMERCIAL NOTE AND AGREEMENT TO COMMERCIAL NOTE

THIS MODIFICATION TO COMMERCIAL NOTE AND AGREEMENT TO COMMERCIAL NOTE (this “Agreement”) is made as of the 25th day of January, 2016, by and among OPTICAL CABLE CORPORATION, a Virginia corporation (the “Borrower”), and SUNTRUST BANK (the “Bank”).

RECITALS

A.     Bank extended credit to Borrower (the “Loan”) as evidenced by that certain Commercial Note dated as of August 30, 2013 made by Borrower payable to the order of Bank in the original principal amount of up to Nine Million and No/100 Dollars ($9,000,000.00) (as modified, amended, renewed, restated or replaced from time to time, the “Note”).

B.     Bank and Borrower entered into that certain Agreement to Commercial Note dated of even date with the Note (as modified or amended from time to time, the “Agreement to Commercial Note”), setting forth certain terms and conditions of the Loan.

C.     The Loan is secured by, among other collateral, certain personal property more particularly described in one or more security agreements and related instruments executed by Borrower in favor of Bank (as modified or amended from time to time, the “Security Instruments”).

D.     Bank and Borrower mutually desire to modify and amend the provisions of the Note and Agreement to Commercial Note in the manner hereinafter set out, it being specifically understood that, except as herein modified and amended, the terms and provisions of the Note and Agreement to Commercial Note shall remain unchanged and continue in full force and effect as therein written.

AGREEMENT

NOW, THEREFORE, effective as of the date first written above, Bank and Borrower, in consideration of Bank’s continued extension of credit and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the foregoing, hereby agree that the Note and Agreement to Commercial Note shall be, and the same hereby are, modified and amended as follows:

1.     Modification to Interest Rate. The Note is hereby modified and amended by deleting the text “Index plus 2.20% per annum” where it appears in the section of the Note entitled “Interest” and replacing such text with “Index plus 2.75% per annum”.

2.     Monthly Financial Reports. The following text is hereby added to the end of Section I(A) of the Agreement to Commercial Note:

In addition to the foregoing, but only through January 31, 2017, Borrower's unaudited monthly Financial Statement (which will not include certain closing and other adjustments typically done at quarter end and which will not include footnotes), certified by an authorized officer of Borrower as to its accuracy, shall be delivered to SunTrust within twenty (20) days after the close of each month (or forty-five (45) days after the close of any month at the end of one of Borrower’s fiscal quarters).

3.     Revisions to Financial Performance Covenants. The text which reads “A consolidated debt service coverage ratio of not less than 1.5 to 1.00” is hereby deleted where it appears in Section I(F)(ii) of the Agreement to Commercial Note and is replaced with the following text:

ii. An Interest Coverage Ratio (hereinafter defined) not less than (a) 1.25 to 1.00 for the Borrower’s fiscal quarter ending April 30, 2016, and (b) 1.50 to 1.00 for the Borrower’s fiscal quarter ending July 31, 2016 and October 31, 2016. For purposes hereof, “Interest Coverage Ratio” means Adjusted EBITDA (hereinafter defined), plus Eligible Severance Cost Expense (hereinafter defined), divided by consolidated interest expense, defined in accordance with GAAP consistently applied. Further, as used herein, “Eligible Severance Cost Expense” means severance cost expense incurred by Borrower in fiscal year 2016 as approved by SunTrust in its reasonable discretion.

Beginning with the fiscal quarter ending January 31, 2017 and at all times thereafter, a consolidated debt service coverage ratio of not less than 1.5 to 1.00.

4.     Advances for Purchase Money Purposes. The Agreement to Commercial Note is hereby modified and amended by inserting the following text as a new Section I(G):

G. Any equipment financed after the date hereof with the proceeds of the loan evidenced by the Note shall be for the sole purpose of simultaneous acquisition of purchase money equipment. Borrower shall take all steps deemed necessary by SunTrust to ensure that SunTrust has been granted a first priority purchase money security interest in such equipment purchased with such proceeds after the date hereof, which steps may include, without limitation, written notice to the holder of any conflicting security interest (stating that SunTrust expects to acquire a purchase money security interest in certain goods of Borrower and describing those goods with particularity), which notice must be received by such other secured creditor prior to the Borrower’s receipt of the goods.

5.     Negative Covenants. The following text is hereby added as new Sections II(C), II(D) and II(E) of the Agreement to Commercial Note:

C. Additional Indebtedness. Borrower shall not, and shall not permit any Subsidiary (if any) to, create, incur, assume or permit any indebtedness for money borrowed, reimbursement obligations under letters of credit, capital lease obligations or hedging obligations, but specifically excluding trade payables incurred in the ordinary course of business (collectively, “Indebtedness”) or any guarantees or endorsements of any Indebtedness, other than (i) Indebtedness to SunTrust, (ii) Indebtedness to BNC Bancorp existing as of the date hereof, (iii) Indebtedness disclosed in writing to SunTrust prior to the date hereof, and/or (iv) other Indebtedness not to exceed $100,000.00 per extension of credit or $250,000.00 in the aggregate at any one time, without the prior written consent of SunTrust.

D. Dividend Payments. Upon the occurrence and during the continuation of an Event of Default or any event or condition that with the passage of time or the giving of notice or both could become an Event of Default, Borrower will not declare or make, or agree to pay or make, directly or indirectly, any dividend or distribution on any class of its stock (excluding non-cash stock dividends or grants under the Borrower’s stock incentive plan, and excluding other similar non-cash and non-real or non-personal property distributions), provided that any dividend or distribution made prior to the date hereof shall not be deemed a violation of this subsection. Prior to an Event of Default or the occurrence of any event or condition that with the passage of time or the giving of notice or both would become an Event of Default, Borrower may declare or make dividends or distributions on any class of its stock in an aggregate amount not to exceed $700,000.00 in any one fiscal year on the condition that the Borrower shall have demonstrated, to SunTrust’s reasonable satisfaction that, both before and after giving effect to any such dividend or distribution, the Borrower shall have satisfied the Dividend Covenant Requirements (as such term is hereinafter defined). As used herein, the term “Dividend Covenant Requirements” shall mean (i) the Borrower shall have demonstrated minimum liquidity (defined as cash, plus then-current availability under the Note in accordance with this Agreement) which is not less than $2,000,000.00, and (ii) a Tangible Net Worth Ratio (hereinabove defined) which is not greater than 0.75 to 1.00.

E. Capital Expenditures. Except for those capital expenditures set forth on Schedule 1 attached hereto, until January 31, 2017, Borrower’s capital expenditures shall not exceed (i) $100,000.00 per occurrence, or (ii) $250,000.00 in the aggregate during any one fiscal year, without the prior written consent of SunTrust.

6.     Incorporation of Schedule. As of the date hereof, Schedule 1 attached to this Agreement is hereby deemed to be attached to the Agreement to Commercial Note and incorporated therein.

7.     Cross-Default. The following text is hereby added as new Section IV to the Agreement to Commercial Note:

IV.     ADDITIONAL EVENTS OF DEFAULT

A.     Any default or event of default under any agreement by and between Borrower and a financial institution who has extended Indebtedness described in Section II(C) hereof.

8.     Waiver of Event of Default. Upon the request of Borrower, and solely as a voluntary accommodation, Bank hereby waives any default or event of default resulting from Borrower’s failure to comply with the Debt Service Coverage Ratio set forth in Section I(F) of the Agreement to Commercial Note for the fiscal quarters ending October 31, 2015 and January 31, 2016; provided, however, that such waiver shall not be or be construed or deemed to be a waiver of any other covenants, terms or conditions of the Agreement to Commercial Note, the Note, or any other loan document, and such waiver does not cover any date or period of time after January 31, 2016.

9.     Conditions Precedent to Effectiveness. In consideration of the undertakings described herein and as a condition precedent to the effectiveness of this Agreement, (a) Borrower shall have executed and delivered the Second Amended and Restated Security Agreement in the form attached hereto as Exhibit A pursuant to which, among other things, Borrower shall grant to Bank a second priority security interest in all equipment owned by Borrower, junior in priority only to the security interest of BNC Bancorp, (b) Borrower hereby authorizes the Bank to file any and all financing statements or financing statement amendments in connection with the security interest granted by the foregoing instrument, (c) Borrower shall have delivered to Bank evidence satisfactory to Bank that BNC Bancorp has specifically consented to the security interests described in the foregoing instrument, (d) contemporaneously herewith, Borrower shall pay to Bank a waiver and modification fee of $25,000.00, and (e) all expenses incurred in connection with this closing (including, without limitation, all reasonable attorneys’ fees) shall be paid by Borrower.

10.     Integration. This Agreement shall become a part of the Note and Agreement to Commercial Note by reference and that nothing herein contained shall impair the security now held for said indebtedness, nor shall waive, annul, vary or affect any provision, condition, covenant or agreement contained in the Note or Agreement to Commercial Note, except as herein amended, nor affect or impair any rights, powers or remedies under the Note or Agreement to Commercial Note, each as hereby amended.

11.     Ratification. Borrower promises and agrees to pay and perform all of the requirements, conditions and obligations under the terms of the Note and Agreement to Commercial Note, as hereby modified and amended, said documents being hereby ratified and affirmed. The execution and delivery hereof shall not constitute a novation or modification of the lien, encumbrance or security title of any security instrument executed in connection with the Note, including, without limitation, the Security Instruments, which security instruments shall retain their priority as originally filed for record. Borrower expressly agrees that the Note and Agreement to Commercial Note are in full force and effect and that Borrower has no right to setoff, counterclaim or defense to the payment thereof. Any reference contained in the Note and/or Agreement to Commercial Note, as amended herein, or any of the other documents evidencing, securing or otherwise executed in connection with the Loan to the Note or Agreement to Commercial Note shall hereinafter be deemed to be a reference to such document as amended hereby.

12.     Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to principles of conflict of laws.

13.     Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of any assignee or the respective heirs, executors, administrators, successors and assigns of the parties hereto.

14.     Allonge. This Agreement shall be deemed to have been attached to the Note as an allonge.

15.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute any of such counterparts.

16.     Effectiveness. This Agreement shall become null and void and of no further force or effect unless it shall have been executed in full by the undersigned parties on or before the close of business on Friday, January 29, 2016.

[SIGNATURE PAGES FOLLOW]

MODIFICATION TO

COMMERCIAL NOTE AND AGREEMENT TO COMMERCIAL NOTE

[SIGNATURE PAGE]

IN WITNESS WHEREOF, this instrument has been executed under seal by the parties hereto and delivered on the date and year first above written.

BORROWER:

OPTICAL CABLE CORPORATION, a Virginia corporation

By:	/s/ Tracy G. Smith	(SEAL)
Name:	Tracy G. Smith
Title:	Senior Vice President and Chief Financial Officer

BANK:

SUNTRUST BANK

By:	/s/ Chad H. Brown	(SEAL)
Name:	Chad H. Brown
Title:	Senior Vice President

EXHIBIT A TO
MODIFICATION TO

COMMERCIAL NOTE AND AGREEMENT TO COMMERCIAL NOTE

[SECOND AMENDED AND RESTATED SECURITY AGREEMENT

ATTACHED HERETO]